Filed by Thayer Ventures Acquisition Corporation pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Thayer Ventures Acquisition Corporation

Commission File No.: 001-39791

This filing relates to the proposed business combination between Inspirato LLC and Thayer Ventures Acquisition Corporation pursuant to the terms of that certain Business Combination Agreement, dated as of June 30, 2021.

Inspirato Social Media Posts

Wednesday, June 30

Facebook

We are excited to announce that Inspirato plans to go public through a combination with Thayer Ventures Acquisition Corporation. We believe this combination will position us well to expand our vision of revolutionizing luxury travel through our simple and intuitive consumer subscriptions. We want to thank our incredible subscribers, investors, and employees for helping Inspirato achieve this important milestone.

Learn more here: https://www.businesswire.com/news/home/20210630005547/en/Inspirato-the-Innovative-Luxury-Travel-Subscription-Brand-to-Be-Publicly-Listed-Through-a-Merger-With-Thayer-Ventures-Acquisition-Corp

Twitter	We are excited to share that Inspirato plans to go public through a combination with Thayer Ventures bringing luxury subscription travel to the public market. Learn more: https://www.businesswire.com/news/home/20210630005547/en/Inspirato-the-Innovative-Luxury-Travel-Subscription-Brand-to-Be-Publicly-Listed-Through-a-Merger-With-Thayer-Ventures-Acquisition-Corp

Instagram

We are excited to announce that Inspirato plans to go public through a combination with Thayer Ventures Acquisition Corporation. We believe this combination will position us well to expand our vision of revolutionizing luxury travel through our simple and intuitive consumer subscriptions. We want to thank our incredible subscribers, investors, and employees for helping Inspirato achieve this important milestone.

Learn more here: https://www.businesswire.com/news/home/20210630005547/en/Inspirato-the-Innovative-Luxury-Travel-Subscription-Brand-to-Be-Publicly-Listed-Through-a-Merger-With-Thayer-Ventures-Acquisition-Corp

LinkedIn	We’re excited to announce the planned merger of Inspirato and @ThayerVentures (Nasdaq: TVAC) that is expected to result in Inspirato becoming a publicly traded company. “Inspirato is creating a new category in the travel space with its combination of market segment focus, a powerful supply aggregation engine and network-effect subscription business model. We believe this company will continue to be a leader in the luxury lifestyle sector for decades to come,” said Thayer Co-CEO Chris Hemmetter. We are grateful to reach this milestone and want to thank our subscribers, investors and employees for making this possible. https://www.businesswire.com/news/home/20210630005547/en/Inspirato-the-Innovative-Luxury-Travel-Subscription-Brand-to-Be-Publicly-Listed-Through-a-Merger-With-Thayer-Ventures-Acquisition-Corp